SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2011

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR ANNOUNCES REDUCED Q3 LOSS OF €10m
QUARTERLY TRAFFIC GROWS 6% TO 17m, WHILE FARES RISE 15%
FULL YEAR PROFIT GUIDANCE UNCHANGED AT €380m TO €400m

Ryanair, Europe's largest passenger airline today (31 Jan) announced a slightly reduced Q3 loss of €10m (down from a Q.3 loss of €11m last year).  Total revenues grew by 22% to €746m, as traffic increased 6% to 17m and average fares rose by 15%.  Unit costs increased by a similar 15% due to a 14% increase in flight hours, as average sector length rose by 7%.  Excluding fuel (which is up 37%), unit costs rose by 8%.

Summary Table of Results (IFRS) - in euro

Q3 Results	Dec 31, 2009	Dec 31, 2010	% Change
Passengers	16.0m	17.0m	+6%
Revenue	€612m	€746m	+22%
Adjusted Profit/(Loss) after Tax	(€10.9m)	(€10.3m)	+6%
Adjusted Basic EPS(euro cent)	(0.74)	(0.69)	+7%

Announcing these results Ryanair's CEO, Michael O'Leary, said:

"This small Q.3 loss of €10m is disappointing, as we were on track to break even, but earnings were hit by a series of ATC strikes/walkouts in Q.3, compounded by a spate of bad weather airport closures in December.  The scale of these disruptions is evident by the fact that we cancelled over 3,000 flights in Q.3, compared to over 1,400 cancellations during the previous fiscal year.

With constrained capacity growth, we delivered impressive scheduled revenue growth, with traffic up 6% and average fares rising 15%.  On top of this ancillary revenues grew by 20%, considerably ahead of our 6% traffic growth.  It would appear that the shorthaul fuel surcharges imposed by many of Europe's flag carriers, allied to the high and rising fares charged by some of our not so low fare competitors, is creating opportunities for Ryanair to grow, even during the Winter period, at slightly higher fares.

Unit costs increased by 15% in the quarter due to a 14% increase in flight hours, (as average sector length rose by 7%), a 37% increase in our fuel bill, and the impact on ownership costs  of sitting up to 40 aircraft on the ground during the Winter months.  Despite a 14% increase in flight hours during the quarter we delivered strong performance on costs as staff costs rose by 9%, and airport and handling charges increased by 6%.  Ryanair's relentless focus on costs will continue.

Although oil prices have risen significantly in recent months, Ryanair continues to benefit from a favourable fuel hedging strategy.  While current spot prices are approx. $890 per tonne, we are 90% hedged for Q.4 FY'11 at $750 per tonne, and 80% hedged for FY'12, at an average price of $800 per tonne.  We have also hedged 70% of our dollar requirements for FY'12 at an average rate of €/$1.34 compared to €/$ 1.40 for FY'11.

We are surprised that the widespread negative commentary on the Irish economy has been allowed to cloud some analysis of Ryanair's future growth and profitability.  Some commentators misunderstand that over recent years, due to high airport costs at Shannon and Dublin, as well as rapid capacity growth in lower cost markets like Spain and Italy, Ireland has fallen from over 20% of Ryanair's originating traffic to less than 10% in the current year.

Ryanair has little exposure to the Irish economy.  We do believe that Irish tourism is now ripe for growth given the increased competitiveness of Irish hotels, guest houses, restaurants and golf clubs, but this potential will not be realised until the Government travel tax is abolished and the high cost DAA airport monopoly is broken up and replaced with competing terminals and airports.  We hope the incoming Irish Government will work with Ryanair to exploit the potential for tourism and job growth by returning to the low cost access policy which drove Ireland's tourism growth in the 1990's.

The extraordinary scale of ATC and weather cancellations during the third quarter brings renewed focus on the unfair and discriminatory EU261 regulations.  Urgent reform of these regulations is vital.  It is inequitable to force airlines to pay for right to care or compensation in circumstances where widespread flight cancellations are caused by ATC strikes, or by airports failure to keep their runways open during periods of adverse weather.  It is inequitable that airports enjoy a boost to their restaurant and retail revenues from stranded passengers when their runways close, yet the airlines are obliged to pay for meals, drinks and hotels, when these cancellations are outside of our control.  It is discriminatory that the EU regulations for competing train, ferry and coach operators, exonerate these transport providers from liability during force majeure cases, yet they oblige airlines to pay these right to care costs in similar circumstances.  Airlines should not be liable for cancellations and delays that are outside of their control.  We believe the EU261 regulations are unlawful and we look forward to challenging these unfair and discriminatory regulations in the European courts.

Our outlook for Q.4 and the remainder of FY.11 remains largely unchanged.  Easter does not fall in the current Q.4, which makes the comparatives challenging.  We expect traffic and average fares to continue to benefit from a better mix of new routes and bases, and competitor fuel surcharges (which in many cases exceed Ryanair's lowest fares).  We expect our unit cost performance in Q.4 to be marginally better thanks to the launch of new routes in Feb and March which will reduce the number of grounded aircraft by comparison with Q.3.  Accordingly, we are now confident that our Q.4 and full year results will be towards the upper end of our previously guided range of a Net Profit after tax of between €380m to €400m after tax".

ENDS.

For further information	Howard Millar	Joe Carmody
please contact:	Ryanair Holdings Plc	Edelman
www.ryanair.com	Tel: 353-1-8121212	Tel: 353-1-6789333

Certain of the information included in this release is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially.  It is not reasonably possible to itemise all of the many factors and specific events that could affect the outlook and results of an airline operating in the European economy.  Among the factors that are subject to change and could significantly impact Ryanair's expected results are the airline pricing environment, fuel costs, competition from new and existing carriers, market prices for the replacement aircraft, costs associated with environmental, safety and security measures, actions of the Irish, U.K., European Union ("EU") and other governments and their respective regulatory agencies, fluctuations in currency exchange rates and interest rates, airport access and charges, labour relations, the economic environment of the airline industry, the general economic environment in Ireland, the UK and Continental Europe, the general willingness of passengers to travel and other economics, social and political factors.

Ryanair is the World's favourite airline and operates more than 1,500 flights per day from 44 bases and 1200+ low fare routes across 27 countries, connecting 160 destinations. Ryanair operates a fleet of 263 new Boeing 737-800 aircraft with firm orders for a further 56 new aircraft (before taking account of planned disposals), which will be delivered over the next 2 years. Ryanair currently has a team of more than 8,000 people and expects to carry approximately 73.5 million passengers in the current fiscal year.

Ryanair Holdings plc and Subsidiaries Condensed Consolidated Interim Balance Sheet as at December 31, 2010 (unaudited)

		At Dec 31,	At Mar 31,
		2010	2010
	Note	€M	€M
Non-current assets
Property, plant and equipment	11	4,676.3	4,314.2
Intangible assets		46.8	46.8
Available for sale financial assets	8	172.0	116.2
Derivative financial instruments		6.3	22.8
Total non-current assets		4,901.4	4,500.0

Current assets
Inventories		2.7	2.5
Other assets		144.2	80.6
Trade receivables		47.6	44.3
Derivative financial instruments		228.2	122.6
Restricted cash		54.3	67.8
Financial assets: cash > 3months		1,019.7	1,267.7
Cash and cash equivalents		1,212.9	1,477.9
Total current assets		2,709.6	3,063.4

Total assets		7,611.0	7,563.4

Current liabilities
Trade payables		172.4	154.0
Accrued expenses and other liabilities		686.6	1,088.2
Current maturities of debt		309.2	265.5
Current tax		0.5	0.9
Derivative financial instruments		28.1	41.0
Total current liabilities		1,196.8	1,549.6

Non-current liabilities
Provisions		106.6	102.9
Derivative financial instruments		29.9	35.4
Deferred tax		266.0	199.6
Other creditors		107.5	136.6
Non-current maturities of debt		2,958.2	2,690.7
Total non-current liabilities		3,468.2	3,165.2

Shareholders' equity
Issued share capital		9.5	9.4
Share premium account		658.9	631.9
Capital redemption reserve		0.5	0.5
Retained earnings		2,001.8	2,083.5
Other reserves		275.3	123.3
Shareholders' equity		2,946.0	2,848.6

Total liabilities and shareholders' equity		7,611.0	7,563.4

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Income Statement for the nine months ended December 31, 2010 (unaudited)

		Pre Exceptional	Exceptional	IFRS Nine months	Pre Exceptional	Exceptional	IFRS Nine months
		Results	Items	Ended	Results	Items	Ended
		Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,
		2010	2010	2010	2009	2009	2009
	Note	€M	€M	€M	€M	€M	€M
Operating revenues
Scheduled revenues		2,337.0	-	2,337.0	1,893.0	-	1,893.0
Ancillary revenues		590.9	-	590.9	485.7	-	485.7
Total operating revenues - continuing operations		2,927.9	-	2,927.9	2,378.7	-	2,378.7
Operating expenses
Staff costs		280.0	4.3	284.3	250.8	-	250.8
Depreciation		200.1	4.7	204.8	169.0	-	169.0
Fuel & oil		943.9	0.3	944.2	666.4	-	666.4
Maintenance, materials & repairs		69.8	-	69.8	60.2	-	60.2
Aircraft rentals		74.1	2.0	76.1	69.6	-	69.6
Route charges		316.9	0.1	317.0	253.2	-	253.2
Airport & handling charges		382.0	0.9	382.9	357.2	-	357.2
Icelandic ash related cost		-	14.1	14.1	-	-	-
Marketing, distribution & other		116.0	3.6	119.6	98.3	-	98.3
Total operating expenses		2,382.8	30.0	2,412.8	1,924.7	-	1,924.7
Operating profit - continuing operations		545.1	(30.0)	515.1	454.0	-	454.0
Other income/(expenses)
Finance income		21.1	-	21.1	17.9	-	17.9
Finance expense		(67.6)	(1.7)	(69.3)	(53.0)	-	(53.0)
Foreign exchange gain/(loss)		2.9	-	2.9	(1.1)	-	(1.1)
Loss on impairment of available for sale financial asset		-	-	-	-	(13.5)	(13.5)
Gain/(loss) on disposal of property, plant & equipment		-	-	-	2.6	-	2.6
Total other (expenses)		(43.6)	(1.7)	(45.3)	(33.6)	(13.5)	(47.1)
Profit/(loss) before tax		501.5	(31.7)	469.8	420.4	(13.5)	406.9
Tax on profit on ordinary activities		(59.9)	3.8	(56.1)	(44.3)	-	(44.3)
Profit/(loss) for the period - all attributable to equity holders of parent		441.6	(27.9)	413.7	376.1	(13.5)	362.6
Earnings/(losses) per ordinary share (in € cent)
Basic	10	29.75		27.87	25.48		24.57
Diluted	10	29.65		27.78	25.39		24.48
Weighted average no. of ordinary shares (in Ms)
Basic	10	1,484.5		1,484.5	1,476.0		1,476.0
Diluted	10	1,489.1		1,489.1	1,481.1		1,481.1

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Income Statement for the quarter ended December 31, 2010 (unaudited)

		Quarter	Quarter
		Ended	Ended
		Dec 31,	Dec 31,
		2010	2009
	Note	€M	€M
Operating revenues
Scheduled revenues		579.2	472.5
Ancillary revenues		167.1	139.4
Total operating revenues - continuing operations		746.3	611.9
Operating expenses
Staff costs		89.3	82.2
Depreciation		69.2	57.7
Fuel & oil		283.7	206.6
Maintenance, materials & repairs		25.9	19.9
Aircraft rentals		24.4	24.6
Route charges		95.2	79.3
Airport & handling charges		114.4	107.7
Marketing, distribution & other		44.5	32.5
Total operating expenses		746.6	610.5
Operating profit - continuing operations		(0.3)	1.4
Other income/(expenses)
Finance income		7.8	4.6
Finance expense		(24.0)	(17.7)
Foreign exchange loss		3.8	(0.5)
(Loss) on disposal of property, plant & equipment		-	(0.3)
Total other (expenses)		(12.4)	(13.9)
(Loss) before tax		(12.7)	(12.5)
Tax on profit on ordinary activities		2.4	1.6
(Loss) for the quarter - all attributable to equity holders of parent		(10.3)	(10.9)
(Losses) per ordinary share (in € cent)
Basic	10	(0.69)	(0.74)
Diluted	10	(0.69)	(0.74)
Weighted average no. of ordinary shares (in Ms)
Basic	10	1,487.6	1,477.2
Diluted	10	1,487.6	1,477.2

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Statement of Comprehensive Income for the nine months ended December 31, 2010 (unaudited)
	Nine months	Nine months
	Ended	Ended
	Dec 31, 2010	Dec 31, 2009
	€M	€M

Profit for the period	413.7	362.6

Other comprehensive income
Cash flow hedge reserve - effective portion of fair value changes to derivatives:
Net movements into/(out of) cash flow hedge reserve	98.0	(28.2)
Available for sale financial asset:
Net increase in available for sale financial asset	55.8	22.2
Other comprehensive income for the period, net of income tax	153.8	(6.0)

Total comprehensive income for the period - all attributable to equity holders of parent	567.5	356.6

Condensed Consolidated Interim Statement of Comprehensive Income for the quarter ended December 31, 2010 recognised and measured in accordance with IFRS (unaudited)
	Quarter	Quarter
	Ended	Ended
	Dec 31, 2010	Dec 31, 2009
	€M	€M

(Loss) for the quarter	(10.3)	(10.9)

Other comprehensive income
Cash flow hedge reserve - effective portion of fair value changes to derivatives:
Net movements into cash flow hedge reserve	153.3	72.6
Available for sale financial asset:
Net increase/(decrease) in available for sale financial asset	5.6	(17.9)
Other comprehensive income for the quarter, net of income tax	158.9	54.7

Total comprehensive income for the quarter - all attributable to equity holders of parent	148.6	43.8

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Cashflow Statement for the nine months ended December 31, 2010 (unaudited)

	Nine months	Nine Months
	Ended	Ended
	Dec 31,	Dec 31,
	2010	2009
	€M	€M
Operating activities
Profit/(loss) before tax	469.8	406.9

Adjustments to reconcile profit/(loss) before tax to net cash provided by operating activities
Depreciation	204.8	169.0
(Increase) in inventories	(0.2)	(0.8)
(Increase)/decrease in trade receivables	(3.3)	10.8
(Increase) in other current assets	(65.1)	(36.4)
Increase/(Decrease) in trade payables	18.5	(0.2)
(Decrease) in accrued expenses	(404.4)	(204.4)
(Decrease)/increase in other creditors	(29.1)	29.3
Increase in maintenance provisions	3.7	17.4
(Gain) on disposal of property, plant and equipment	-	(2.6)
Loss on impairment of available for sale financial asset	-	13.5
Decrease in finance income	1.1	1.9
Decrease in finance expense	3.3	0.5
Retirement costs	(0.1)	0.6
Share based payments	2.8	3.7
Income tax (paid)	(3.4)	-
Net cash provided by operating activities	198.4	409.2

Investing activities
Capital expenditure (purchase of property, plant and equipment)	(566.9)	(593.5)
Proceeds from sale of property, plant and equipment	-	93.3
Decrease in restricted cash	13.5	185.7
Decrease/(increase) in financial assets: cash > 3months	248.0	(921.9)
Net cash (used in) investing activities	(305.4)	(1,236.4)

Financing activities
Net proceeds from shares issued	27.1	10.4
*Dividend Paid	(500.0)	-
Proceeds from long term borrowings Repayments of long term borrowings	584.2 (269.3)	409.5 (167.5)
Net cash (used in)/provided by financing activities	(158.0)	252.4

(Decrease) in cash and cash equivalents	(265.0)	(574.8)
Cash and cash equivalents at beginning of the period	1,477.9	1,583.2
Cash and cash equivalents at end of the period	1,212.9	1,008.4

*Dividend of €500.0m paid on 01st October 2010
Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Statement of Changes in Shareholders' Equity for the nine-months ended December 31, 2010 (unaudited)

						Other Reserves
		Issued	Share		Capital
	Ordinary	Share	Premium	Retained	Redemption		Other
	Shares	Capital	Account	Earnings	Reserve	Hedging	Reserves	Total
	M	€M	€M	€M	€M	€M	€M	€M
Balance at March 31, 2009	1,473.4	9.4	617.4	1,777.7	0.5	(2.0)	22.1	2,425.1
Profit for the nine months	-	-	-	362.6	-	-	-	362.6
Other comprehensive income
Net movements out of cash flow reserve	-	-	-	-	-	(28.2)	-	(28.2)
Net change in fair value of available for sale asset	-	-	-	-	-	-	22.2	22.2
Total other comprehensive income	-	-	-	-	-	(28.2)	22.2	(6.0)
Total comprehensive income	-	-	-	362.6	-	(28.2)	22.2	356.6
Issue of ordinary equity shares	3.9	-	10.4	-	-	-	-	10.4
Share-based payments	-	-	-	-	-	-	3.7	3.7
Transfer of exercised and expired share based awards	-	-	-	0.3	-	-	(0.3)	-
Balance at December 31, 2009	1,477.3	9.4	627.8	2,140.6	0.5	(30.2)	47.7	2,795.8
(Loss) for the period	-	-	-	(57.3)	-	-	-	(57.3)
Other comprehensive income
Net movements into cash flow reserve	-	-	-	-	-	90.5	-	90.5
Net change in fair value of available for sale asset	-	-	-	-	-	-	14.3	14.3
Total other comprehensive income	-	-	-	-	-	90.5	14.3	104.8
Total comprehensive income	-	-	-	(57.3)	-	90.5	14.3	47.5
Issue of ordinary equity shares	1.6	-	4.1	-	-	-	-	4.1
Share-based payments	-	-	-	-	-	-	1.2	1.2
Transfer of exercised and expired share based awards	-	-	-	0.2	-	-	(0.2)	-
Balance at March 31, 2010	1,478.9	9.4	631.9	2,083.5	0.5	60.3	63.0	2,848.6
Profit for the nine months	-	-	-	413.7	-	-	-	413.7
Other comprehensive income
Net movements into cash flow reserve	-	-	-	-	-	98.0	-	98.0
Net change in fair value of available for sale asset	-	-	-	-	-	-	55.8	55.8
Total other comprehensive income	-	-	-	-	-	98.0	55.8	153.8
Total comprehensive income	-	-	-	413.7	-	98.0	55.8	567.5
Issue of ordinary equity shares	10.5	0.1	27.0	-	-	-	-	27.1
Share-based payments	-	-	-	-	-	-	2.8	2.8
Dividend paid				(500.0)				(500.0)
Transfer of exercised and expired share based awards	-	-	-	4.6	-	-	(4.6)	-
Balance at December 31, 2010	1,489.4	9.5	658.9	2,001.8	0.5	158.3	117.0	2,946.0

Ryanair Holdings plc and Subsidiaries
 Operating and Financial Overview

Introduction

For the purposes of the Management Discussion and Analysis ("MD&A") all figures and comments are by reference to the adjusted income statement excluding the exceptional items referred to below.  A reconciliation of the results for the period under IFRS to the adjusted results is provided on page 15.

Exceptional items in the nine months ended December 31, 2010 amounted to €31.7m (pre tax) reflecting the estimated costs relating to the closure of airspace in April and May due to the Icelandic volcanic ash disruptions.  Exceptional items in the nine months ended December 31, 2009 amounted to €13.5m reflecting an impairment of the Aer Lingus shareholding.

Adjusted profit after tax excluding exceptional items increased by 17% to €441.6m.  Including exceptional items the profit after tax for the nine months increased by 14% to €413.7m compared to a profit of €362.6m in the nine months ended December 31, 2009.

Summary nine months ended December 31, 2010

Adjusted profit after tax increased by 17% to €441.6m compared to €376.1m in the nine months ended December 31, 2009 primarily due to a 13% increase in average fares, and strong ancillary revenues, offset by a 42% increase in fuel costs.  Total operating revenues increased by 23% to €2,927.9m as average fares rose by 13%.  Ancillary revenues grew by 22%, faster than the 9% increase in passenger volumes, to €590.9m due to an improved product mix and higher internet related revenues.  Total revenue per passenger as a result increased by 13%, whilst Load Factors remained flat at 85% during the period.

Total operating expenses rose by 24% to €2,382.8m, primarily due to an increase in fuel prices, the higher level of activity, and increased operating costs associated with the growth of the airline.  Fuel, which represents 40% of total operating costs compared to 35% in the comparative period, increased by 42% to €943.9m due to the increase in the price per gallon paid and a 19% increase in the number of hours flown.  Unit costs excluding fuel rose by 5% and including fuel they rose by 14%.  Operating margin remained flat at 19% whilst operating profit increased by 20% to €545.1m.

Adjusted net margin was 15%, down from 18% at December 31, 2009, for the reasons outlined above.

Adjusted earnings per share for the period were 29.75 euro cent compared to 25.48 euro cent in the previous nine months ended December 31, 2009.

Balance sheet
Total cash and cash equivalents, including restricted cash of €54.3m, decreased by €526.5m since March 31, 2010 to €2,286.9m largely due to the payment of a €500.0m dividend.  The Group generated cash from operating activities of €198.4m which partially funded capital expenditure incurred during the period and the payment of a €500.0m dividend.  Capital expenditure of €566.9m largely consists of advance aircraft payments for future aircraft deliveries and the delivery of 26 new Boeing 737-800 aircraft in the nine months.  Total debt, net of repayments, increased by €311.2m to €3,267.4m during the period.  Net debt at period end increased by €837.7m to €980.5m (31 March, 2010: €142.8m) due to the payment of the €500.0m dividend and the purchase of 26 new aircraft.

Detailed Discussion and Analysis Nine months ended December 31, 2010

Adjusted profit after tax, increased by 17% to €441.6m primarily due to a 13% increase in average fares and strong growth in ancillary revenues offset by higher fuel costs.  Total operating revenues increased by 23% to €2,927.9m primarily due to a 13% increase in average fares, and a 9% increase in passenger numbers.  Fuel, which represents 40% of total operating costs compared to 35% in the prior period comparative, increased by 42% to €943.9m due to a higher price per gallon paid, and an increase in the number of hours flown.  Unit costs excluding fuel rose by 5% and including fuel they rose by 14% as sector length increased by 10% in the period.  Operating margin, as a result of the above, remained flat at 19%, whilst operating profit increased by 20% to €545.1m.

Total operating revenues increased by 23% to €2,927.9m due to a 13% increase in average fares, a 9% increase in passenger traffic to 57.1m, and a 22% increase in ancillary revenues.

Total revenue per passenger increased by 13% due to the combination of a 13% increase in average fare per passenger and a 12% rise in ancillary revenues per passenger.

Scheduled passenger revenues increased by 23% to €2,337.0m due to a 9% rise in passenger volumes and a 13% increase in average fares.  Load factor remained flat at 85%, compared to the nine months ended December 31, 2009.

Ancillary revenues increased by 22% to €590.9m, faster than the 9% increase in passenger volume, due to an 12% rise in average revenue per passenger, improved product mix, and higher internet related revenues.

Total operating expenses increased by 24% to €2,382.7m due to the 42% increase in fuel costs and a 5% increase in unit costs (excluding fuel).

Staff costs increased by 12% to €280.0m due to a 14% increase in average headcount to 8,045.

Depreciation and amortisation increased by 18% to €200.1m due to an additional 46 lower cost 'owned' aircraft in the fleet this period compared to the nine months ended December 31, 2009.

Fuel costs increased by 42% to €943.9m primarily due to the rise in fuel prices and the higher number of hours flown.

Maintenance costs increased by 16% to €69.8m primarily due to an 11% increase in the weighted average number of leased aircraft, the hand back costs associated with the return of 3 leased aircraft, and additional line maintenance costs due to the commencement of new bases.

Aircraft rental costs increased by 7% to €74.1m, primarily due to an 11% increase in the weighted average number of leased aircraft, offset by lower lease costs on newly delivered aircraft.

Route charges rose by 25% to €316.9m due to increases in the number of sectors flown, the longer sector length, and the higher average unit rates charged by Eurocontrol.

Airport & handling charges increased by 7% reflecting the 9% increase in passenger volumes, offset by lower charges at new airports and bases launched.

Marketing, distribution and other expenses increased by 18% to €116.0m, reflecting the higher level of activity, increased airport commissions on revenues generated, and higher onboard product costs due to the growth in sales.

Operating margin remained flat at 19% due to the reasons outlined above and operating profits have increased by 20% to €545.1m compared to the nine months ended December 31, 2009.

Finance income increased by 18% to €21.1m primarily due to improved deposit yields.  Finance expense increased by 28% to €67.6m due to the drawdown of additional debt to part finance the purchase of new aircraft.

Balance sheet
Total cash and cash equivalents, including restricted cash of €54.3m, decreased by €526.5m since March 31, 2010 to €2,286.9m largely due to the payment of a €500.0m dividend.  The Group generated cash from operating activities of €198.4m which partially funded capital expenditure incurred during the period and the payment of a €500.0m dividend.  Capital expenditure of €566.9m largely consists of advance aircraft payments for future aircraft deliveries and the delivery of 26 new Boeing 737-800 aircraft in the nine months.  Total debt, net of repayments, increased by €311.2m to €3,267.4m during the period.  Net debt at period end increased by €837.7m to €980.5m (31 March, 2010: €142.8m) due to the payment of the €500.0m dividend and the purchase of 26 new aircraft.

Shareholders' equity at December 31, 2010 increased by €97.4m to €2,946.0m compared to March 31, 2010 due to the impact of IFRS accounting treatment for derivatives and available for sale financial assets, stock option grants, a net profit after tax of €413.7m in the nine months, the issue of new shares of €27.1m (as detailed on page 9) and the payment of a €500.0m dividend.

Detailed Discussion and Analysis Quarter ended December 31, 2010

Adjusted loss after tax, decreased by €0.6m to €10.3m primarily due to a 15% increase in average fares and strong growth in ancillary revenues offset by higher fuel costs.  Total operating revenues increased by 22% to €746.3m due to a 15% increase in average fares, and a 6% increase in passenger numbers.  Fuel, which represents 38% of total operating costs compared to 34% in the prior quarter comparative, increased by 37% to €283.7m due to a higher price per gallon paid, and an increase in the number of hours flown.  Unit costs excluding fuel rose by 8% and including fuel they increased by 15%.   Operating margin remained flat and we had an operating loss of €0.3m in the quarter compared to an operating profit of €1.4m at December 31, 2009.

Total operating revenues increased by 22% to €746.3m due to a 15% increase in average fares, a 6% increase in passenger traffic to 17.0m, and a 20% increase in ancillary revenues.

Total revenue per passenger increased by 15% due to a combination of a 15% increase in average fares and an 13% rise in ancillary revenues per passenger.

Scheduled passenger revenues increased by 23% to €579.2m due to a 6% rise in passenger volumes and a 15% increase in average fares.  Load factor increased by 1 point to 83%, compared to the quarter ended December 31, 2009.

Ancillary revenues increased by 20% to €167.1m, faster than the 6% increase in passenger volume, due to a 13% rise in average revenue per passenger primarily due to an improved product mix and higher internet related revenues.

Total operating expenses increased by 22% to €746.5m due to the 37% increase in fuel costs and an 8% increase in unit costs (excluding fuel), the higher level of activity and the 14% increase in flight hours.

Staff costs increased by 9% to €89.3m due to the combination of a 14% increase in average headcount to 8,121 and higher productivity pay due to the longer sector length.

Depreciation and amortisation increased by 20% to €69.2m.  This reflects an additional 46 lower cost 'owned' aircraft in the fleet this quarter compared to the quarter ended December 31, 2009.

Fuel costs increased by 37% to €283.7m primarily due to the rise in fuel prices and an increase in the number of hours flown.

Maintenance costs increased by 30% to €25.9m due to a combination of hand back costs associated with the return of 3 leased aircraft, and additional line maintenance costs due to the commencement of new bases.

Aircraft rental costs remained flat at €24.4m, despite the 1% increase in the weighted average number of leased aircraft in the period following the hand back of 3 leased aircraft.

Route charges rose by 20% to €95.1m due to an increase in the number of sectors flown, the longer sector length, and the higher average unit rates charged by Eurocontrol.

Airport & handling charges increased by 6% to €114.4m, in line with the 6% increase in passenger volumes as the adverse impact of the movement in euro/sterling exchange rates was offset by lower charges at new airports and bases launched.

Marketing, distribution and other expenses increased by €12.0m or 37% to €44.5m reflecting the higher level of activity, increased airport commissions on revenues generated, higher onboard product costs due to the growth in sales.

Operating margin remained at breakeven due to the reasons outlined above resulting in an operating loss of €0.3m compared to an operating profit of €1.4m to the quarter ended December 31, 2009.

Finance income increased by 70% to €7.8m primarily due to improved yields on longer dated deposits. Finance expense increased by 36% to €24.0m due to the drawdown of additional debt to part finance the purchase of new aircraft.

Ryanair Holdings plc
Interim Management Report

Introduction

This financial report for the nine month period ended December 31, 2010 meets the reporting requirements pursuant to the Transparency (Directive 2004/109/EC) Regulations 2007 and Transparency Rules of the Republic of Ireland's Financial Regulator and the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

This interim management report includes the following:

• Reconciliation of results for the period under International Financial Reporting Standards ("IFRS") to adjusted results for the nine month period and quarter ended December 31, 2010;

• Principal risks and uncertainties relating to the remaining three months of the year;

• Related party transactions; and

• Post balance sheet events.

Results of operations for the nine month period ended December 31, 2010 compared to the nine month period ended December 31, 2009, including important events that occurred during the nine months, are set forth in the Operating and Financial review on pages 10-14.

Reconciliation of results for the period under IFRS to adjusted results for the nine month period and quarter ended December 31, 2010

The unaudited condensed consolidated interim income statements for the nine month period and quarter ended December 31, 2010, as set forth on pages 5 and 6 of this nine month financial report, presents the results for the periods separately between pre-exceptional and exceptional items.  Certain items are presented separately, as exceptional items, which, by virtue of their size or incidence, are unusual in the context of the Groups's ongoing core operations, as we believe this presentation represents the underlying business more accurately and reflects the manner in which investors typically analyse the results.

 Reconciliation of profit/ (loss) for the period to adjusted profit/(loss) for the period

	Nine months Ended Dec 31, 2010	Nine months Ended Dec 31, 2009	Quarter Ended Dec 31, 2010	Quarter Ended Dec 31, 2009
	€M	€M	€M	€M

Profit/(loss) for the financial year	413.7	362.6	(10.3)	(10.9)

Adjustments
Icelandic volcanic ash related expenses	31.7	-	-	-
Tax on Icelandic volcanic ash related expenses	(3.8)	-	-	-
Loss on impairment of available for sale financial asset	-	13.5	-	-

Adjusted profit/(loss) for the year	441.6	376.1	(10.3)	(10.9)

Principal Risks and Uncertainties

Among the factors that are subject to change and could significantly impact Ryanair's expected results for the remainder of the year are the airline pricing environment, fuel costs, competition from new and existing carriers, market prices for the replacement aircraft, costs associated with environmental, safety and security measures, actions of the Irish, UK, European Union ("EU") and other governments and their respective regulatory agencies, fluctuations in currency exchange rates and interest rates, airport access and charges, labour relations, the economic environment of the airline industry, the general economic environment in Ireland, the UK, and Continental Europe, the general willingness of passengers to travel, other economic, social and political factors and flight interruptions caused by volcanic ash emissions or other atmospheric disruptions.

Board of directors

With the exception of non-executive director, Emmanuel Faber, who resigned from the Board of Directors on September 22, 2010, details of the members of our Board of Directors are set forth on pages 93 and 94 of our 2010 Annual Report.

Related party transactions

Please see note 14 on page 22.

Post balance sheet events

Please see note 12 on page 22.

Ryanair Holdings plc
Notes forming Part of the Unaudited Condensed Consolidated
Interim Financial Statements

1.       Basis of preparation and significant accounting policies

Ryanair Holdings plc (the "Company") is a company domiciled in Ireland.  The condensed consolidated interim financial statements of the Company for the nine months ended December 31, 2010 comprise the Company and its subsidiaries (together referred to as the "Group").

          These unaudited condensed consolidated interim financial statements ("the interim financial statements"), which should be read in conjunction with our 2010 Annual Report, have been prepared in accordance with International Accounting Standard No. 34 "Interim Financial Reporting" as adopted by the EU ("IAS 34").  They do not include all of the information required for full annual financial statements, and should be read in conjunction with the most recent published consolidated financial statements of the Group. The consolidated financial statements of the Group as at and for the year ended March 31, 2010 are available at www.ryanair.com.

The comparative figures included for the year ended March 31, 2010 do not constitute statutory financial statements of the Group within the meaning of Regulation 40 of the European Communities (Companies, Group Accounts) Regulations, 1992.  Statutory financial statements for the year ended March 31, 2010 have been filed with the Companies' Office.  The auditor's report on those financial statements was unqualified.

In addition to the presentation of the condensed consolidated interim financial statements for the nine months ended December 31, 2010, the condensed consolidated income statement and condensed consolidated statement of comprehensive income for the quarter ended December 31, 2010 have also been provided on a supplementary basis and have been prepared in accordance with the measurement and recognition principles of IFRS as adopted by the EU.  The quarterly financial information does not include all information required for interim financial reporting under IAS 34.

The Audit Committee, upon delegation of authority by the Board of Directors, approved the interim financial statements for the nine months ended December 31, 2010 on January 28, 2011.

Except as stated otherwise below, this period's financial information has been prepared in accordance with the accounting policies set out in the Group's most recent published consolidated financial statements, which were prepared in accordance with IFRS as adopted by the EU and in compliance with IFRS as issued by the International Accounting Standards Board.

There were no new standards, interpretations or amendments to existing standards adopted for the first time in the current financial year 2011, which had a material impact on our financial position or results from operations.

The following new or revised IFRS standards and IFRIC interpretations will be adopted for purposes of the preparation of future financial statements, where applicable. We do not anticipate that the adoption of these new or revised standards and interpretations will have a material impact on our financial position or results from operations.

• IFRIC 19, "Extinguishing Financial Liabilities with Equity Instruments" (effective for fiscal periods beginning on or after July 1, 2010).

• IAS 24 (revised 2009), "Related Party Disclosures" (effective for fiscal periods beginning on or after January 1, 2011).

• Amendments to IFRIC 14, "IAS 19 - The Limit on a Defined Benefit Assets, Minimum Funding Requirements and their Interaction" (effective for fiscal periods beginning on or after January 1, 2011).

• IFRS 9, "Financial Instruments" (effective for fiscal periods beginning on or after January 1, 2013).

•      The IASB's third annual improvements project, "Improvements to International Financial Reporting Standards 2010", published on May 6, 2010 (effective dates are dealt with on a standard-by-standard basis).

Exceptional items
The Company presents certain items separately, which are unusual, by virtue of their size and incidence, in the context of our ongoing core operations, as we believe this presentation represents the underlying business more accurately and reflects the manner in which investors typically analyse the results.  In the current period we have presented the estimated costs relating to the closure of European air space due to the Icelandic volcanic ash disruptions as an exceptional item.  In the prior period comparative we have presented the impairment of our investment in Aer Lingus separately because of the unusual nature of these items.  Any amounts deemed "exceptional" for management discussion and analysis purposes have been classified for the purposes of the IFRS income statement in the same way as non exceptional amounts of the same nature.

2.      Estimates

The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense.  Actual results may differ from these estimates.

In preparing these consolidated financial statements, the significant judgements made by management in applying the Group's accounting policies and the key sources of estimation uncertainty were the same as those that applied in the most recent published consolidated financial statements.

3.      Seasonality of operations

The Group's results of operations have varied significantly from quarter to quarter, and management expects these variations to continue.  Among the factors causing these variations are the airline industry's sensitivity to general economic conditions and the seasonal nature of air travel.  Accordingly the first half-year typically results in higher revenues and results.

4. Income tax expense

The Group's consolidated effective tax rate in respect of operations for the nine months ended December 31, 2010 was 12.0% (2009: 10.9%).  The tax charge for the nine months ended December 31, 2009 of €56.1m (2009: €44.3m) primarily comprises a deferred tax charge relating to the temporary differences for property, plant and equipment recognised in the income statement and the utilisation of previous trading losses.

5.       Share based payments

The terms and conditions of the share option programme are disclosed in the most recent published consolidated financial statements.  The charge to the income statement in the nine months of approximately €2.8m (2009: €3.7m) is related to the fair value of various share options granted in prior periods, which are being recognised within the income statement in accordance with employee services rendered.

6.      Contingencies

The Group is engaged in litigation arising in the ordinary course of its business.  The Group does not believe that any such litigation will individually or in aggregate have a material adverse effect on the financial condition of the Group.  Should the Group be unsuccessful in these litigation actions, management believes the possible liabilities then arising cannot be determined but are not expected to materially adversely affect the Group's results of operations or financial position.

7.      Capital commitments

At December 31, 2010 Ryanair had an operating fleet of 255 (31 March 2010: 232) Boeing 737-800 aircraft.  It also had firm orders for an additional 64 Boeing 737-800's. The delivery of these firm order aircraft will increase the fleet size (net of planned disposals) to 299 aircraft by March 31, 2013.

8.       Available for sale financial assets (Aer Lingus)

The movement on the available for sale financial asset from €116.2m at March 31, 2010 to €172.0m at December 31, 2010 is comprised of a gain of €55.8m, recognised through other comprehensive income, reflecting the increase in the share price from €0.73 per share at March 31, 2010 to €1.08 per share at December 31, 2010.  All impairment losses are required to be recognised in the income statement and are not subsequently reversed, while gains are recognised through other comprehensive income.

9.      Analysis of operating segment

The Company is managed as a single business unit that provides low fares airline-related activities, including scheduled services, car hire, internet income and related sales to third parties.   The Company operates a single fleet of aircraft that is deployed through a single route scheduling system.

The Company determines and presents operating segments based on the information that internally is provided to the CEO, who is the Company's Chief Operating Decision Maker (CODM).  When making resource allocation decisions the CODM evaluates route revenue and yield data, however resource allocation decisions are made based on the entire route network and the deployment of the entire aircraft fleet, which are uniform in type.  The objective in making resource allocation decisions is to maximise consolidated financial results, rather than individual routes within the network.

The CODM assesses the performance of the business based on the consolidated adjusted profit/(loss) after tax of the Company for the period. This measure excludes the effects of certain income and expense items, which are unusual, by virtue of their size and incidence, in the context of the Company's ongoing core operations, such as the costs related to the closure of airspace in April and May 2010 due to the Icelandic volcanic ash disruption and the impairment of a financial asset investment and accelerated depreciation related to aircraft disposals (see reconciliation on page 15).

All segment revenue is derived wholly from external customers and as the Company has a single reportable segment, intersegment revenue is zero.

The Company's major revenue-generating asset comprises its aircraft fleet, which is flexibly employed across the Company's integrated route network and is directly attributable to its reportable segment operations.  In addition, as the Company is managed as a single business unit, all other assets and liabilities have been allocated to the Company's single reportable segment.

Reportable segment information is presented as follows:	Nine months	Nine months
	Ended	Ended
	Dec 31,	Dec 31,
	2010	2009
	€M	€'M
External revenues	2,927.9	2,378.7

Reportable segment profit after income tax	441.6	376.1

	At Dec 31, 2010	At Mar 31, 2010
	€M	€'M
Reportable segment assets	7,439.0	7,447.2

Reconciliation of reportable segment profit or loss to consolidated profit after income tax is as follows:

	Nine Months	Nine Months
	Ended	Ended
	Dec 31,	Dec 31,
	2010	2009
	€M	€'M
Total profit or loss for reportable segment	441.6	376.1
Other items of profit or loss
Icelandic volcanic ash related expenses	(31.7)	-
Tax on Icelandic volcanic ash related expenses	3.8	-
Loss on impairment of available for sale financial asset	-	(13.5)
Consolidated profit after income tax	413.7	362.6

10.    Earnings per share

	Nine months	Nine Months	Quarter	Quarter
	Ended	Ended	Ended	Ended
	Dec-31	Dec-31	Dec-31	Dec-31
	2010	2009	2010	2009

Basic earnings/(losses) per ordinary share euro cent	27.87	24.57	(0.69)	(0.74)
Diluted earnings/(losses) per ordinary share euro cent	27.78	24.48	(0.69)	(0.74)
Weighted average number of ordinary shares (in M's) - basic	1,484.5	1,476.0	1,487.6	1,477.2
Weighted average number of ordinary shares (in M's) - diluted	1,489.1	1,481.1	1,487.6	1,477.2

Diluted earnings per share takes account solely of the potential future exercises of share options granted under the Company's share option schemes and the weighted average number of shares includes weighted average share options assumed to be converted of 4.6m (2009: 5.1m).

11.     Property, plant and equipment

Acquisitions and disposals
During the nine months ended December 31, 2010, the Group acquired assets with a cost of €566.9m (nine months December 31, 2009: €593.5m).  In the nine months ended December 31, 2009 four Boeing 737-800 aircraft and two spare engines were disposed of, generating sales proceeds of €93.3m.

12.     Icelandic volcanic ash cloud event

	Nine-months	Nine-months
	Ended	Ended
	Dec 31,	Dec 31,
	2010	2009
	€M	€M
Operating expenses	15.9	-
Passenger compensation costs (EU 261)	14.1	-
Finance expense	1.7	-
Total Icelandic volcanic ash cloud event costs	31.7	-

The closure of European airspace in April and May 2010, due to the Icelandic volcanic ash disruption, resulted in the cancellation of 9,400 Ryanair flights.  The impact on the Group's operating results totaled €31.7m for the nine months ended December 31, 2010, comprising €15.9m of operating expenses and €1.7m of finance expenses attributable to the period of flight disruption, together with estimated passenger compensation costs of €14.1m pursuant to Regulation (EC) No. 261/2004 ('EU261').  The Company's estimate of total passenger compensation costs has been determined based on actual claims received and processed to date together with probable future compensation payments and other related costs.

13.     Post balance sheet events

There are no significant post balance sheet events.

14.     Related party transactions

We have related party relationships with our subsidiaries, directors and senior key management personnel. All transactions with subsidiaries eliminate on consolidation and are not disclosed.

There were no related party transactions in the nine month period ended December 31, 2010 that materially affected the financial position or the performance of the Company during that period and there were no changes in the related party transactions described in the 2010 Annual Report that could have a material effect on the financial position or performance of the Company in the same period.

Ryanair Holdings plc
      Responsibility Statement

Statement of the directors in respect of the interim financial report

Each of the directors, (with the exception of non-executive director, Emmanuel Faber, who resigned from the Board of Directors on September 22, 2010), whose names and functions are listed on pages 98 and 99 of our 2010 Annual Report confirm that, to the best of each person's knowledge and belief:

1)
 The unaudited condensed consolidated interim financial statements for the nine months ended December 31, 2010, comprising the condensed consolidated interim balance sheet, the condensed consolidated interim income statement, the condensed consolidated interim statement of comprehensive income, the condensed consolidated interim statement of cash flows and the condensed consolidated interim statement of changes in shareholders' equity and the related notes thereto, have been prepared in accordance with IAS 34 as adopted by the European Union, being the international accounting standard applicable to the interim financial reporting adopted pursuant to the procedure provided for under Article 6 of Regulation (EC) No. 1606/2002 of the European Parliament and of the Council of 19 July 2002.

2)	The interim management report includes a fair review of the information required by:

(i)
 Regulation 8(2) of the Transparency (Directive 2004/109/EC) Regulations 2007, being an indication of important events that have occurred during the nine months ended December 31, 2010 and their impact on the condensed consolidated interim financial statements; and a description of the principal risks and uncertainties for the three months ending March 31, 2011; and

(ii)
 Regulation 8(3) of the Transparency (Directive 2004/109/EC) Regulations 2007, being related party transactions that have taken place in the nine months ended December 31, 2010 and that have materially affected the financial position or performance of the Company during that period; and any changes in the related party transactions described in the 2010 Annual Report that could do so.

On behalf of the Board

David Bonderman	Michael O'Leary
Chairman	Chief Executive
January 28, 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 31 January 2011

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary